SILICON WAFER MASTER SUPPLY AGREEMENT

硅片供应主协议

THIS SILICON WAFER MASTER SUPPLY AGREEMENT (this "Agreement") is made as of November 16, 2021 (the "Effective Date"), by and between Maxeon Solar Pte. Ltd., a company incorporated and registered in Singapore, with its registered place of business at 8 Marina Boulevard #05-02, Marina Bay Financial Center 18981,Singapore ("Maxeon"), and Zhonghuan Hong Kong Holding Limited, a company incorporated and registered in Hong Kong, with registered address at 24/F., Fu Fai Commercial Centre, 27 Hillier street, Sheung Wan, Hong Kong, China ("Seller"). Maxeon and Seller are each referred to herein as a "Party" and together the "Parties".

本硅片供应主协议（本"协议"）由Maxeon Solar Pte. Ltd.,一家在新加坡组建并注册的公司，其注册营业地位于新加坡邮区018981滨海湾金融中心滨海大道8号#05-02（"Maxeon"）和中環香港控股有限公司，一家注册地址位于中国香港上环禧利街27号富辉商业中心24楼的香港公司（"卖方"）之间在2021年11月16日签署。Maxeon和卖方在本协议中单独称为"一方"，合称为"各方"。

WHEREAS, Seller is a seller of silicon wafers and associated equipments, materials, finished goods and/or services;

鉴于，卖方销售硅片和相关设备、材料、成品和/或服务；

WHEREAS, Maxeon is a manufacturer and supplier of solar products, systems, or electrical power generation services, that use or consume such products and materials ("Purpose"); and

鉴于，Maxeon 是一家太阳能产品、系统或发电服务的制造商和供应商，使用或消耗该等产品或材料（"协议目的"）；以及

WHEREAS, Maxeon and Seller desire to establish and agree upon a set of terms and conditions that will apply to the purchase of Seller's Products by Maxeon.

鉴于，Maxeon 和卖方想要制定和同意一系列合同条款及条件以适用于 Maxeon 购买卖方的产品。

NOW, THEREFORE, in consideration of the mutual promises and undertakings of the Parties, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

为此，考虑到双方的相互承诺和保证，基于其他良好及有价约因，特此确认充分并予以接受，各方同意达成如下协议：

1. **GENERAL.** Unless otherwise indicated, all capitalized terms have the meanings given to those terms in Schedule 1 to this Agreement. Wherever from the context it appears appropriate, each term stated in either singular or plural includes the singular and plural.

   一般规则。除非另有规定，所有大写术语具有本协议附表一所规定的含义。只要在上下文中认为合适，每一术语无论是以单数还是复数形式出现，都应包括其单复数形式。

2. **SCOPE OF AGREEMENT**.

   协议的范围。

2.1. **Affiliated Companies**. In addition to Maxeon and Seller, the Parties include each of Seller's Affiliates that supplies Product to Maxeon or its Affiliates for the Purpose, and each of Maxeon's Affiliates that purchases Products for the Purpose. Accordingly, the term "Buyer" means the Maxeon entity that issues a Purchase Order, and "Seller" means the Supplier Entity that accepts a Purchase Order, each of which will be entitled to enforce this Agreement in its own name, and will be liable under its terms.

关联公司。除了 Maxeon 和卖方，各方包括每一家为协议目的向 Maxeon 及其关联公司提供商品的卖方的关联公司和每一家为协议目的购买商品的 Maxeon 关联公司。相应的，"买方"这个术语是指

出具订单的 Maxeon 实体，“卖方”是指接受订单的供应商实体，任一实体有权以自己的名义执行本协议，并受制于本协议条款。

2.2. **Master Agreement Structure**. This Agreement and related Commitment Addenda referred to in Section 3.2 below govern the purchase and sale transactions between the Parties, however any transaction with respect to photovoltaic modules is explicitly excluded. Based on relevant Commitment Addendum, Buyer may issue Purchase Orders from time-to-time to Seller, which will become commitment of Buyer to purchase Products after they are accepted by Seller. Unless otherwise agreed in writing, no Forecast under this Agreement will constitute a commitment to purchase Products. Buyer will only be committed to purchase Products when Buyer has issued a Purchase Order that has been accepted by Seller. This Agreement will be incorporated into all Purchase Orders, regardless of whether specific reference to this Agreement is made in any Purchase Order. In addition, there is a schedule (definitions) and various exhibits to this Agreement, which are identified in the chart immediately after the signature page to this Agreement. If an exhibit is listed in that chart as “Mandatory,” it is made a part of this Agreement as of the Effective Date without the need for separate signature. If an exhibit is listed as “As Applicable,” it will be made a part of this Agreement as if set forth in full as of the Effective Date, upon mutual execution and delivery by the Parties of the agreement referred to by that exhibit, which may occur after the Effective Date.

主协议架构。本协议以及下文第 3.2 条提及的相关承诺补充协议管辖各方之间的买卖交易，但光伏组件产品的买卖交易被明确排除在外。根据相关承诺补充协议，买方可以不时向卖方出具订单，在其被卖方接受后，将构成买方对购买产品的承诺。除非另有书面约定，本协议下任何预测都不构成对购买产品的承诺。只有当买方出具已被卖方接受的订单时，买方才会承诺购买产品。本协议会成为所有订单的一部分，无论在任一订单中是否特指本协议。另外，在紧邻本协议签署页的图表中指明有一个附表（定义）和多个附件。如果某一附件在该图表中被列为“强制的”，则该附件自生效日起即成为本协议的一部分，无需单独签署。如果某一附件在该图表中被列为“可适用”，由该附件提及的协议各方签署并交付后，该附件如同在生效日被全面制定那样成为本协议的一部分，签署和交付时间有可能发生在生效日后。

2.3. **Polysilicon Toll Processing**. Buyer has the option to supply polysilicon to Seller during the term of this Agreement for certain Products Buyer will purchase from Seller. The Parties may further agree terms and conditions for materializing such tolling process.

硅料加工流程。对于买方将从卖方采购的部分产品，买方有选择权在协议期内为此提供硅料。各方将为实现该委托加工流程另行约定条款和条件。

3. **PURCHASE RIGHTS AND DISCONTINUANCE**.

购买权及中止。

3.1. **Purchase Rights**. Seller grants Buyer the right to purchase Products as described in more detail in Exhibit A (Product Specifications) under the terms and conditions of this Agreement, accepted Purchase Orders, and the other Transaction Documents.

购买权。卖方授予买方根据本协议、被接受的订单及其他交易文件的规定和条件购买在附件 A（产品参数）详述的产品的权利。

3.2. **Product Availability and Discontinuance**. Seller will make the Products available to Buyer for purchase in the quantities, price and other terms as set forth in one or a series of addenda that are separately agreed and executed by the Parties from time to time (each a “**Commitment Addendum**” and collectively the “**Commitment Addenda**”) and during the period described in the relevant Commitment Addendum (the “**Commitment Period**”). Should Seller thereafter intend to discontinue a Product, it must deliver a Notice of that intent to Buyer at least six (6) months before the date of the discontinuance and will accept Purchase Orders for such Product during that period. In no event will discontinuance occur before Seller has delivered Products in accordance with the terms of an applicable Purchase Order, or before expiration of the Commitment Period. If Buyer cannot qualify an alternative source of acceptable Product with reasonable efforts, Seller will either delay discontinuance until Buyer is able to do so, or enable a third party to provide

the same or substantially similar Products (including same form, fit and function) to Buyer. To secure the covenants made in this Section 3.2, Seller hereby grants to Buyer a License. Although the License is granted to Buyer as of the Effective Date, Buyer will not exercise its rights under the License described in this Section 3.2 unless Seller breaches the terms of this Section 3.2, and then, it will only use the License during the period required by Buyer to obtain the same or substantially similar Product and quantities.

产品供应水平和中止。卖方将按照各方不时分别商定和签署的一份或一系列数量和价格承诺补充协议（单独称为“**承诺补充协议**”，合称为“**承诺补充协议**”）中规定的数量、价格和其他条件向买方供应产品，并在相关承诺补充协议所描述的期限（“**承诺期间**”）内供应给买方。如果卖方之后想要中止提供产品，他必须至少在中止日前 6 个月将中止通知送达给买方，并在送达之前的期间仍需接受该产品的订单。在卖方按照可适用订单规定交付产品之前或者在承诺期间届满之前，卖方不能中止提供产品。如果买方通过合理努力没有找到合适产品的替代来源，卖方应当延迟中止提供产品直至买方找到合适来源或者让第三方向买方提供相同或实质相似的产品（包括相同的形式、尺寸和功能）。为了保证本 3.2 条规定能够实施，卖方在此授予买方许可。尽管自生效日起买方即获得许可，但是除非卖方违反本 3.2 条规定，买方不能行使本条所规定的许可项下权利，且只能在买方要求的用来获取相同及实质相似的产品和数量的期间内使用该许可。

3.3. **Alternative Sources of Products**. This Agreement is non-exclusive and Buyer shall have the right to establish alternative and additional sources of supply for equivalent Products.

产品的替代来源。本协议为非排他性协议，买方有权为同等产品建立替代和额外的供应来源。

3.4. **No Re-sell.** Products supplied under this Agreement are for Buyer to manufacture photovoltaic cells by itself, its affiliates or its contractors, and may not be re-sold by Buyer for profit-making without manufacturing process, unless otherwise permitted by the Seller.

不得转售。卖方提供的产品供买方自身、其关联方和承包商制造光伏电池；除非卖方另行同意，未经制造工序，买方不得为营利目的转售。

4. **FORECAST and PURCHASE ORDERS**.

预测和订单。

4.1. **Rolling Forecast**. Buyer will provide Seller with at least a four (4) quarter rolling, non-binding forecast, updated at minimum once per quarter (the "Forecast"). The Forecast shall be issued by the end of the first month of the current quarter for the following four (4) quarters. The Forecast is for material and planning guidance only; however, Buyer shall not adjust its demand of Products in any update of the Forecast for the subsequent ten (10) weeks from the date of issuance of such update. If Buyer has a proposed change of Product specifications, Buyer shall make best endeavours to reflect such proposal in the Forecast in a timely manner and shall follow the engineering change process as described in Section 7.2 hereof to materialize such change.

滚动预测。买方将向卖方提供至少四（4）个季度的滚动、无约束力的预测，至少每季度更新一次（“预测”）。该预测应在当前季度第一个月底前发布，适用于以下四（4）个季度。该预测仅用于材料和计划指导；但买方在任何预测更新中不应对在该更新发出之日后的十（10）周之内的产品需求进行调整。如买方对产品的参数要求有变动计划，买方将应尽最大努力将该计划及时反映在预测中，并遵守本协议第 7.2 条的工程变更程序实现该变更。

4.2. **Purchase Order**. Buyer shall send to Seller a Purchase Order for Products. An accepted Purchase Order is a binding commitment to purchase and sell Products under the terms of that Purchase Order, this Agreement, and the other Transaction Documents. A Purchase Order requires Seller's signed acknowledgement and acceptance within two (2) Business Days of the date that it was sent to Seller. If Seller fails to execute and return a Purchase Order without providing Buyer with Notice of its rejection within that two (2) Business Day period, the Purchase Order will be automatically accepted, and Seller agrees that Buyer may rely on that automatic acceptance for all purposes.

订单。买方应向卖方发出产品订单。一个被接受的订单是对按该订单、本协议及其他交易文件的规定购买和出售产品的一个约束性承诺。一个订单自其送达卖方之日起两（2）个工作日内，需要卖方已签署的回单和承诺。如果卖方在上述两（2）个工作日期间内未签署和返还订单，也未向买方提供拒绝通知，则该订单将自动被接受，且卖方同意买方可以为任何目的依赖该自动承诺。

4.3. **Cancellation; Reduction**. Without jeopardizing the terms set out in the relevant Commitment Addendum, Buyer may cancel or reduce all or any part of a Purchase Order at no charge if Notice is provided to Seller before Buyer has accepted such Purchase Order. Buyer's cancellation or reduction of a Purchase Order will not excuse Seller's performance with respect to other Purchase Orders. Any other cancellation or reduction may only be made through mutual agreement of both Seller and Buyer and reflected through revision of relevant Purchase Order.

取消/减少。在不影响相关承诺补充协议中规定的条款的情况下，如果在卖方接受订单之前，买方给予卖方取消或减少的通知，则买方可以取消或减少该采购订单的全部或部分而无需对该次取消或减少支付任何费用。买方对某一订单的取消和减少并不免除卖方对其他订单的履行。任何其他的取消或减少只能通过卖方和买方双方达成一致的方式做出，并且反映在相关的订单修订之中。

4.4. **Upside**. Seller commits to use commercially reasonable efforts to meet Buyer's upside demand for Products in excess of the volume commitments set out in the relevant Commitment Addendum, and requisite capacity, in the volume set forth in the Purchase Order, at no additional cost to Buyer and without impact to Delivery Lead-Times.

上行需求。卖方承诺在不增加买方成本且不影响交付周期的情况下，按照采购订单中规定的数量，尽商业上合理的努力满足买方对超出相关承诺补充协议中规定的数量承诺的产品以及所需产能的上行需求。

4.5. **Alternative Sourcing**. Without limiting Buyer's other rights or remedies, if Seller fails to deliver Products by the date specified in a Purchase Order, Buyer may cancel the Purchase Order at no charge, purchase the same or substantially similar Products from another party. To secure the remedy made in this Section 4.5, Seller hereby grants to Buyer a License. Although the License is granted to Buyer as of the Effective Date, Buyer will not exercise its rights under the License described in this Section 4.5 unless Seller has delivery failure, and then, it will only use the License during the period required by Buyer to obtain the same or substantially similar Products and quantities.

替代供货商。在不限制买方其他权利或救济的情况下，如果卖方未能按照订单中规定的日期交付产品，买方可以取消订单且无需付费，同时可以从其他方处购买相同或实质相似的产品。为了保证本第 4.5 条规定的救济能够实施，卖方在此授予买方许可。尽管自生效日起买方即获得许可，但是除非卖方存在无法交付，买方不能行使本第 4.5 条所规定的许可项下权利，且只能在买方要求的用来获取相同及实质相似的产品和数量的期间内使用该许可。

5. **PRICING**.

价格。

5.1. **Product Pricing**. The purchase prices for Products will be agreed by the Parties from time to time and set out in the relevant Commitment Addendum.

产品价格。产品的定价将由各方不时商定，并在相关承诺补充协议中规定。

5.2. **Price Stability**. During the Commitment Period, Buyer may issue Purchaser Orders for the Products at the prices set forth in the relevant Commitment Addendum. Any changes to such prices shall be approved in writing by the authorized representatives of both Parties.

价格稳定。在承诺期限内，买方可按相关承诺补充协议中规定的价格发布产品的订单。对该等价格的任何变更应经各方授权代表书面批准。

5.3. **Unapproved Charges**. Buyer will not be liable for charges that are not included in a Purchase Order.

未经批准的费用。买方对没有包括在订单中的费用不负责。

5.4. **MFN Pricing**. During the term of this Agreement, if Seller and Buyer reaches other binding volume commitment beyond the volume as described in the Commitment Addenda or after the expiration of the Commitment Periods, Seller agrees to sell such additional volume at the lowest price of the same product it sells to its other customers then, provided that the Parties reach any written agreements for such additional binding volume commitment.

最惠价格。在本协议期限内，如果卖方和买方在承诺补充协议规定的数量之外或者在承诺期间届满之后达成其他具有约束力的数量承诺，卖方同意以当时向其其他客户给予的最低价向买方出售该额外数量的相同产品，但各方应就该部分具有约束力的额外数量承诺达成书面一致。

6. **LEAD-TIME; DELIVERY**.

周期；交付。

6.1. **Delivery Lead-Time**. Delivery Lead Times will be identified in the applicable Purchase Order.

交付周期。交付周期将被规定在可适用的订单中。

6.2. **On-Time Delivery**. Seller will maintain On-Time Delivery Performance equal to or greater than eighty-five percent (85%), as measured each calendar quarter. Deliveries shall be evenly distributed on a weekly basis unless otherwise indicated on the Purchase Order.

准时交货。卖方将在每个日历季度保持等于或大于百分之八十五（85%）的准时交货率。除非采购订单上另有说明，否则交货量应每周平均分配。

6.3. **Delivery Delay; Liquidated Damages**. All Product deliveries will be made according to the delivery schedule (or onsite due date) specified in an applicable Purchase Order. If delivery is later than five (5) calendar days from the scheduled delivery date, Seller will immediately pay to Buyer, as liquidated damages, an amount equal to one percent (1%) of the price of the Product delayed for every five (5) calendar days of delay, up to a maximum of twenty percent (20%), beginning with the initial sixth (6th) day of delay. These liquidated damages relate to late Product deliveries only, and are independent of, and in addition to, Buyer's other rights and remedies under this Agreement. The Parties acknowledge that this amount is intended to represent liquidated damages, and is not a penalty, and agree that it is a reasonable estimate of damages Buyer would incur solely as a result of such delay, exclusive of damages for defective Products, third party claims, and other damages, for example. If delivery is delayed, Buyer may cancel the applicable Purchase Order without any liability to Seller, or waiving or limiting its rights under this Agreement.

延期交付；违约金。所有产品应当按照适用订单中规定的交货计划表（或现场到期日）来进行交付。如果卖方在计划交付日五（5）个自然日之后才交付，卖方应立即向买方支付违约金，违约金金额自延期交付的第六（6）天开始计算，每延期五（5）个自然日，相当于延期产品价格的百分之一（1%），但最高支付至百分之二十（20%）。上述违约金仅和延期交付产品有关，独立于和额外于买方在本协议中其他的权利或救济。各方承认该金额拟作为违约金，而并非罚金。各方同意该金额是对仅因延期交付一个原因而对买方造成的损失的合理预计，不包括例如残次品、第三人请求权造成的损失和其他损失。如果卖方延期交付，买方可以取消适用的订单，不用向卖方承担责任，也不用放弃或限制其在本协议项下的权利。

6.4. **Shipping Specifications**. Buyer may specify the delivery Site in the Purchase Order or by separate Notice to Seller. All shipping information, including that on invoices and packing labels, will list the country of origin for all Products supplied, and must be in both text and scannable bar code formats, as provided in the applicable Product Specifications. Seller will deliver a shipment notice to Buyer through email of a scanned copy of the shipping documents or other means of communications no later than the shipment date, and such notice will include such information as agreed upon by the Parties in writing. All shipments will be DAP Incoterms (2010), unless otherwise specified by Buyer in the applicable Purchase Order.

发货要求。买方可以在订单或单独给卖方的通知中规定交付场地。包括出现在发票和包装标签上的所有发货信息均应按照适用产品规格的要求，以文字和可扫描条形码的形式标注所提供产品的原产

国信息。卖方会在不迟于发货日通过含发货文件复印件扫描件的邮件或其他通信方式向买方发出发货通知，且该通知应当包括各方书面同意的信息。除非买方在适用订单中另有规定，否则所有发货均应为 2010 年版《国际贸易术语解释通则》中规定的 DAP（目的地交货）。

Seller shall meet the packaging, labelling and shipping requirements as defined in the Purchase Order or other Buyer applicable document, ensuring that shipments inbound to facilities and project sites as designated by Buyer are successfully executed and received by establishing standards for all material on shipments inbound to factories, warehouses, and Project Sites.

卖方应满足订单或其他买方相关适用文件规定的包装、标签和运送要求，通过确定将所有材料运入买方工厂、仓库及工程地点的标准保证将货物成功送入买方指定设施和项目场地。

6.5. **Title; Risk of Loss; Damage**. Seller retains title to Products until Buyer assumes risk of loss, damage or destruction upon delivery under the applicable Incoterms (2010), at which time title will transfer to Buyer. Seller will be responsible for any loss or damage to Product due to Seller's failure to properly preserve, package, or handle the Product, regardless of when title passes, unless such loss or damage is caused by improper operation of Buyer. All Product must be packaged, marked, and otherwise prepared in accordance with good commercial practices and in any case in compliance with Applicable Law to reduce the risk of damage or loss.

所有权；灭失风险；损失。卖方保留产品的所有权，直至买方按照 2010 年版《国际贸易术语解释通则》的规定在交付时承担产品灭失、损坏或损毁风险，此时，所有权转移至买方。无论所有权何时转移，卖方应对由于其没有对产品进行适当保存、包装和处理而造成的损失或损坏承担责任，除非该损失或损坏由买方的不当操作造成。所有的产品必须按照良好商业实践并且在任何情况下遵守使用法律进行包装、标记和其他准备，以减少损坏或损失的风险。

6.6. **Extraordinary Transportation for Late Deliveries**. If Seller is not reasonably likely to deliver Product on the applicable delivery date through no fault of Buyer, unless otherwise permitted by Buyer, it shall use any extraordinary transportation (including air) to achieve delivery at the earliest possible date requested by Buyer. Unless otherwise specified in a Purchase Order, Seller will bear all charges incurred as a result of the extraordinary transportation.

迟延交货特别运输。在买方无过错的情况下，如果卖方无法合理可能在适用交付日期交付产品，除非买方另行允许，其应当使用任何特别运输方式（包括空运）在买方要求的最早可能日期完成交付。除非订单另有规定，卖方将承担特别运输产生的全部费用。

6.7. **Inspection after Delivery**. All Products are subject to inspection, testing and acceptance by Buyer or Buyer's Representatives after their arrival at the Site. Buyer shall inspect all Products within thirty (30) calendar days after arrival at Buyer's Site. Inspection by Buyer or Buyer's Representatives may include the confirmation of identity, quantity, damage due to transportation, and any other visible and apparent noncompliance with Product Specifications, Product Warranties, Purchase Order requirements, or other specifications agreed to between the Parties.

交付后检验。所有产品在到达场地后，都应当由买方或买方代表进行检验、测试和验收。买方应该在产品到达买方的场地后在三十（30）天内进行检验。买方或买方代表的检验可能包括确认产品的品种、数量、运输破损及其他与产品规格、产品质保、订单要求或各方同意的其他规格的明显不符之处。

a. **Non-Compliance with Identity or Quantity**. If Buyer determines that a shipment does not comply with Product identity or quantity requirements or include damages due to transportation, Buyer will provide a non-conformance Notice to Seller.

品种或数量不符。如果买方确定交付的货物不符合产品品种或数量要求或者有运输破损，买方将向卖方发送一份不符通知。

b. **Other Product Failures**. If Buyer determines that a Product fails to meet Product Specifications, Product Warranties, Purchase Order requirements, or other specifications agreed to between the Parties, other

than product identity and quantity, Buyer may (i) inspect and test all Products, (ii) segregate conforming Products from nonconforming Products; and (iii) provide its inspection and testing results to Seller and request Seller to inspect and test Products identified as non-confirming Products to confirm compliance or non-compliance and arrange disposition or return.

<u>其他产品瑕疵</u>。如果买方判定一产品在除产品品种或数量之外的其他方面不符合产品规格、产品质保、订单要求或其他各方同意的规格要求，买方可以，（1）检验和测试所有产品，（2）将合格产品和不合格产品分离，和（3）向卖方提供其检验检测结果，并要求卖方检验和检测确认买方认定为不符的产品并安排处理或退回。

c. **<u>Delivery Conformance Plan</u>**. If Seller is unable to demonstrate that a Product meets the acceptance criteria set forth in the Product Specifications, Product Warranties, Purchase Order requirements or other standards agreed to between Buyer and Seller within thirty (30) calendar days after receiving from Buyer the non-conformance Notice under Subsection 6.7.a. and/or preliminary inspection and testing result under Subsection 6.7.b., then it shall make the replenishment or replacement of relevant non-confirming Products or, alternatively, refund corresponding amounts within sixty (60) calendar days after receiving the Notice and/or preliminary inspection and testing result.

<u>交付一致性计划</u>。在自买方处收到第 6.7.a.条项下的不符通知和/或第 6.7.b.条项下初步检验检测结果后的三十（30）日内，如果卖方未能证明产品符合产品规格、产品质保、订单要求或买方和卖方约定的其他标准中规定的验收条件，那么卖方应当在收到不符通知和/或初步检验检测结果六十（60）日内完成相关不符产品的补货、换货或者对应金额的退款。

d. **<u>Costs</u>**. Seller will reimburse Buyer for all costs relating to Buyer's testing and inspection as described in Subsections 6.7.a. and 6.7.b., including reasonable third party costs, if a nonconforming product claim is found true. Buyer's costs will be reimbursed by Seller within thirty (30) calendar days after Buyer's invoice. Seller will be responsible for its own costs incurred as a result of Buyer's determination that a Product does not conform to agreed specifications. Seller will also be responsible for all costs of either disposing of or returning such nonconforming Products, including shipping and insurance costs.

<u>成本</u>。如果货物不符的诉求被认定真实，卖方应报销第 6.7.a.条和第 6.7.b.条规定的所有买方测试及检验的相关花费，包括合理的第三方费用。卖方应于买方提供发票后三十（30）个自然日之内报销。卖方应承担其因买方判定一产品不符合约定规格而产生的花费。卖方还应负责处理或退回不合格产品的所有花费，包括运费和保险费用。

e. **<u>Tolerance and Compensation Ratio</u>**. Notwithstanding other provisions of this Section 6.7, (i) for those Products which are found with a defect of either "Ring Pattern" "Dark Cell" or "Twin", Buyer shall have the right to reject the relevant Products and, in which case, Seller shall arrange replenishment, replacement or refund on 1: 1 basis for the on-confirming Products; (ii) for those Products which are found to be broken, Buyer will accept relevant Products if the breakage rate is 0.3% or lower in a single shipment, but may reject the broker Products if the breakage rate is above 0.3%, in which case, Seller shall arrange replenishment, replacement or refund on 1:1 basis for those broken Products above 0.3%; and (iii) for those Products which are found to have lower efficiency, Buyer will accept relevant Products if the efficient is lower by less than 0.05% however in the same grade, but will have no tolerance if the efficiency is lower by 0.05% or more, in which case Seller shall arrange replenishment, replacement or refund on power loss for those Products which efficiency is lower more than 0.05%.

<u>容忍度和补偿比率</u>。尽管有本第 6.7 条的其他条款，（1）对于那些存在有“同心圆”“暗片”或“孪晶”之一缺陷的产品，买方将有权拒绝相关产品，在这种情况下，卖方应按一比一的比率对不符产品安排补货、换货或退款；（2）对于那些破损产品，如果单一发货批次中存在 0.3%或以下的碎片率，买方将接受相关产品，但如果碎片率超出 0.3%，则买方可拒收破损产品，在此情况下，卖方应对破损超过 0.3%部分的产品按一比一比率安排补货、换货或退款；以及（3）对于那些效率较低但仍属同一档位的产品，如果效率偏低少于 0.05%，买方将接受相关产品，但如果效率偏低达到或多于 0.05%，买方将不予容忍，在此情况下，卖方应对效率偏低多于 0.05%的部分按照功率损失安排补货、换货或退款。

6.8. **Acceptance; No Waiver**. Regardless of Buyer's inspection, testing or acceptance of Products, Seller will remain obligated under the terms of this Agreement all Product Warranties during warranty period, it being understood that Buyer's inspection or testing is necessarily limited to defects or nonconformities that are readily apparent, and Seller accepts the risk that Buyer may fail to uncover defects or nonconformities.

验收；无放弃。卖方根据本协议条款对所有的产品质保在质保期内仍负有义务，不受买方对产品检验、测试或接受的影响；各方理解，买方的检验或测试必然只限于比较明显的瑕疵品或不合格品，卖方应承担买方未能发现瑕疵品或不合格品的风险。

7. **ENGINEERING CHANGES**.

工程变更

7.1. **Seller-Initiated Changes**. Seller-initiated changes to the Product, or any component thereof, will be governed by the terms of Exhibit C (Quality Process & Procedures) to this Agreement. Any and all changes to the Product shall: (a) meet or exceed the specifications as detailed in Exhibit A (Product Specifications); and (b) be notified to Buyer ninety (90) days in advance of the requested introduction of such change in accordance with the then in effect product or process change notification process ("PCN"), and have been authorized by Buyer to make such change; and (c) be implemented by Seller no sooner than a date that provides Buyer sufficient time to make other system-level changes associated with the Product. All Seller-initiated changes shall be at its own cost and expense.

卖方发起的变更。卖方发起的对产品或其部件的变更，应遵守本协议附件 C（质量工艺和流程）规定。所有的对于产品的变更，应：（a）达到或超过附件 A（产品参数）中明确的参数；（b）按照当时有效的产品或工艺变更通知程序（"PCN"），在该等变更引入前九十（90）天通知买方，并经买方授权进行该等变更；且（c）卖方实施该等变更不早于买方有充分的时间实施与产品有关的系统级别的变更的日期。所有的卖方启动的变更由卖方自行承担成本和费用。

7.2. **Buyer-Initiated Changes**. Buyer, at its option, may request any change (each a "Change Request") by setting forth in writing (including email) the proposed change in reasonable detail submitted to Seller. Seller shall respond in writing to Change Requests within ten (10) business days of receipt, in each case, setting forth the expected effect of the requested change, including, as appropriate, any additional fees and schedule adjustments ("Change Request Response"). It is acknowledged that Seller may not be able to implement a change to the Product if Seller is not sent the Change Request sixty (60) days in advance.

买方发起的变更。买方可自行选择通过书面（包括电子邮件）提出任何变更请求（每一项均称为"变更请求"），并将拟议变更的合理细节提交给卖方。卖方应在收到变更请求后十（10）个工作日内以书面形式对变更请求作出回应，在每种情况下，均应说明所请求变更的预期效果，包括（视情况而定）任何额外费用和进度调整（"变更请求回复"）。双方承认如果变更请求未能提前六十（60）天发送给卖方，卖方可能无法实施该变更。

7.3. **No Transfer**. No right to Buyer Intellectual Property is granted under this Agreement.

无转让。买方的知识产权不会依据本协议而被授予。

8. **SUPPLY CHAIN MANAGEMENT**.

供应链管理。

8.1. **Planning Process and Tools**. Seller agrees to adopt and comply with all Buyer supply planning, forecasting and forecast commit tools and processes generally required across Buyer's suppliers. Buyer may grant written exceptions to use alternative tools and processes for particular Products.

计划过程和工具。卖方同意采用并遵守买方供应商普遍要求的所有买方供应计划、预测和预测承诺工具和流程。买方可书面批准对特定产品使用替代工具和工艺的例外情况。

8.2. **Allocation**. Seller shall notify Buyer within one(1) business day or less, if possible, whenever Seller identifies a reasonable likelihood that there is or will be a Supply Constraint that adversely impacts either open Purchase

Orders or Forecasts. During any period of Supply Constraint, Seller agrees to allocate at least proportionate materials and capacity to Buyer compared to Seller's other customers.

分配。如果可能，只要卖方确定存在或将存在对未结采购订单或预测产生不利影响的供应限制的合理可能性，卖方应在一（1）个工作日内通知买方。在任何供应限制期间，卖方同意向买方分配与卖方的其他客户相比至少成比例的材料和产能。

8.3. **Business Continuity Planning**. Seller agrees to provide, upon request, to Buyer a Business Continuity Plan to ensure Seller's capability to provide the Products after an event which may materially affect Seller's ability to deliver Products to Buyer in accordance with Buyer's Forecast and delivery schedules. Seller's Business Continuity Plan shall include alternate sourcing strategies for materials and manufacturing capacity for all work in progress and finished goods (all subject to qualification by Buyer). Buyer reserves the right to request changes or modifications to the Business Continuity Plan within sixty (60) days of receipt thereof or any amendment thereto. Seller shall update and validate the Business Continuity Plan at least once every calendar year. Buyer shall have the right to attend such Business Continuity Plan updates and validation tests, which will be held at a mutually agreed-upon date and time. Seller's Business Continuity Plan does not relieve Seller of any liability for failure to deliver Products in accordance with the terms of this Agreement. In no event shall Seller increase Product costs as a result of the existence or implementation of any Business Continuity Plan.

业务连续性计划。卖方同意根据买方的要求，向买方提供一份业务连续性计划，以确保卖方有能力在可能严重影响卖方按照买方的预测和交货时间表向买方交付产品的事件发生后提供产品。卖方的业务连续性计划应包括所有在制品和制成品的材料和制造能力的替代采购策略（均须经买方确认）。买方有权在收到业务连续性计划或其任何修订后六十（60）天内要求对其进行更改或修改。卖方应至少每日历年更新和验证一次业务连续性计划。买方有权参加在双方商定的日期和时间举行的业务连续性计划更新和验证测试。卖方的业务连续性计划并不免除卖方未能按照本协议条款交付产品的任何责任。在任何情况下，卖方不得因任何业务连续性计划的存在或实施而增加产品成本。

8.4. **Third Party Suppliers**. Buyer may recommend third party suppliers to Seller, and Seller shall use commercially reasonable efforts to purchase the applicable Products from such suppliers on the best terms and conditions offered by the supplier.

第三方供应商。买方可以向卖方推荐第三方供应商，卖方应尽商业上的合理努力，按照该供应商提供的最佳条款和条件从该供应商采购适用产品。

9. **SELLER'S REPRESENTATIONS AND WARRANTIES**. Seller represents and warrants to Buyer as follows:

卖方的陈述与保证。卖方向买方陈述和保证如下条款：

9.1. **Organization; Power; Qualification**. Seller is duly organized, validly existing and in good standing under the jurisdiction of its formation or organization.

组织；权力；资格。卖方正当成立，有效存续，且在其形成或成立的法域内有良好的声誉。

9.2. **Authorization of Agreement**. Seller has the right and power, and is authorized, to execute, deliver and perform this Agreement in accordance with its terms, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by a duly authorized officer of Seller and is a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

协议授权。卖方有权且被授权依照本协议规定签署、送达和履行本协议，以及完成本协议预期交易。本协议经正式签署，并由卖方正式授权人员交付，本协议是可按其规定对卖方强制执行的合法、有效且具有约束力的义务。

9.3. **Compliance with Law; Governmental Approvals**. Seller is in compliance with each Governmental Approval and all other Applicable Laws to execute, deliver and perform this Agreement.

遵守法律；政府审批。卖方遵守每一项政府审批及其他所有适用法律以签署、送达和履行本协议。

9.4. **Compliance with Social Responsibility Laws**. Seller is in compliance with, and requires its sub-tier suppliers and subcontractors, and any person under its control to comply with, all applicable local, national,

international and other laws, rules and regulations relating to ethical and responsible standards of behavior, including, without limitation, those dealing with environmental protection, sustainable development, and bribery and corruption.

遵守社会责任法律。卖方遵守，并要求其下级供应商、分包商和其他受其控制的人遵守所有有关道德和责任的行为规范的适用的地方、国内、国际和其他法律、法规及规章制度，包括但不限于，环境保护、可持续发展和贪污受贿的相关法规。

9.5. **No Kickbacks**. Neither Seller, nor any of its Representatives, or to its knowledge, any of its subcontractors or sub-tier suppliers, have: (a) given to or received from Buyer, or its Representatives, any commission, gratuity, fee, rebate, kickback, gift or entertainment of value in connection with this Agreement, or otherwise have entered into any other business arrangement with Buyer or its Representatives with a view toward securing any business from Buyer or influencing such person with respect to the business between the Parties, or (b) paid, offered, promised to pay, or authorized the payment of, directly or indirectly, any Prohibited Payment in connection with the award or performance of this Agreement.

没有回扣。卖方、任何其代表或者就其知晓的范围内，其的任何分包商或下级供应商未曾：（1）给予或收到买方或其代表任何与本协议有关的佣金、酬金、小费、折扣、回扣、礼品或者有价款待，或者为了从买方获取任何业务或对各方之间业务的相关人员施加影响，而与买方或其代表达成任何其他业务安排。或（2）直接或间接支付、提供、承诺支付或授权支付任何与授予或履行本协议有关的禁止性付款。

9.6. **No Government Official**. Neither Seller, nor any of its Representatives, is a Government Official.

没有政府官员。卖方或任何其代表，均不是政府官员。

9.7. **No Conflict**. There are no prior commitments or other obligations that prevent Seller from fully performing its obligations under this Agreement, and neither the execution of this Agreement, nor the performance of the obligations hereunder, will result in a breach of any obligations owed by Seller under any other agreement.

无争议。不存在妨碍卖方充分履行本协议项下义务的先前承诺或其他义务，签署本协议或履行其项下义务也不会致使卖方对其根据任何其他协议所负义务的违反。

9.8. **Litigation**. There are no Actions pending, nor, to Seller's knowledge, are there any Actions threatened, that individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

诉讼。没有，且据卖方所知，也没有任何根据合理预计，无论单独还是合计，会产生重大不利影响的未决诉讼和诉讼威胁。

9.9. **Intellectual Property**. Seller owns or has the right to use, under valid license agreements or otherwise, all Intellectual Property necessary to the conduct of its business, without known conflict with any Intellectual Property Rights of another person. No material claim has been asserted by any person with respect to the use of any such Intellectual Property, or that questions the validity or effectiveness of such Intellectual Property.

知识产权。根据有效的许可协议或其他文件，卖方拥有或有权使用经营其业务所必须的、其他人对此没有已知争议的知识产权。没有人就该等知识产权的使用有任何重大权利主张，也没有人质疑其有效性。

9.10. **Revival of Representations and Warranties**. All Seller's representations and warranties made under this Agreement will be deemed to have been remade as of the date Seller's acceptance of each Purchase Order, and delivery of Products, except to the extent that such representations and warranties expressly relate solely to an earlier date. In addition, as of the date of its delivery of Product to Buyer, Seller represents and warrants to Buyer that Buyer has received good and marketable title to such Product, free from liens, claims and encumbrances of any nature.

再次陈述和保证。所有本协议下的卖方全部的陈述与保证，在卖方每接受一订单或者交付产品时，视为重新作出，除非该等陈述与保证明示地仅和先前的日期有关。另外，自卖方向买方交付产品时开始，

卖方即向买方陈述与保证买方得到该产品良好及可流通的所有权，没有留置权、索赔主张或任何性质的产权负担。

10. **BUYER'S REPRESENTATIONS AND WARRANTIES**. Buyer represents and warrants to Seller as follows:

买方的陈述与保证。买方向卖方陈述和保证如下条款：

10.1. **Organization; Power; Qualification**. Buyer is duly organized, validly existing and in good standing under the jurisdiction of its formation or organization.

组织；权力；资格。买方正当成立，有效存续，且在其形成或成立的法域内有良好的声誉。

10.2. **Authorization of Agreement**. Buyer has the right and power, and is authorized, to execute, deliver and perform this Agreement in accordance with its terms, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by a duly authorized officer of Buyer and is a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

协议授权。买方有权且被授权依照本协议规定签署、送达和履行本协议，以及完成本协议预期交易。本协议经正式签署，并由买方正式授权人员交付，本协议是可按其规定对买方强制执行的合法、有效且具有约束力的义务。

10.3. **Compliance with Law; Governmental Approvals**. Buyer is in compliance with each Governmental Approval and all other Applicable Laws to execute, deliver and perform this Agreement.

遵守法律；政府审批。买方遵守每一项政府审批及其他所有适用法律以签署、送达和履行本协议。

10.4. **No Conflict**. There are no prior commitments or other obligations that prevent Buyer from fully performing its obligations under this Agreement, and neither the execution of this Agreement, nor the performance of the obligations hereunder, will result in a breach of any obligations owed by Buyer under any other agreement.

无争议。不存在妨碍买方充分履行本协议项下义务的先前承诺或其他义务，签署本协议或履行其项下义务也不会致使买方对其根据任何其他协议所负义务的违反。

11. **PRODUCT WARRANTIES**.

产品质保。

11.1. **Product Warranty**. From the time of delivery of Products to the Site of Buyer in accordance with this Agreement, and for a period of three (3) months thereafter (the "Warranty Period"), Seller warrants, covenants and agrees as follows (the "Product Warranty"): the Products will: (a) be new, merchantable, free from defects in design, materials and workmanship, and conform in all respects to the Product Specifications, and to any written designs provided by Seller to Buyer; (b) be fit and suitable for the Purpose intended by Buyer; (c) comply with the warranty terms set forth in the applicable Purchase Order; (d) will not be obscene, libellous, or violate the right of privacy; (e) comply with all Applicable Laws; (f) not infringe on the Intellectual Property of any third party; (g) not contain any virus, trap door, worm, or any other device that is injurious or damaging to any Software or hardware used in conjunction with such Product; (h) comply with all mandatory and best practice industrial safety and risk management standards of relevant countries where the Products are manufactured and/or deployed.

产品质保。从买方根据本协议产品交付到买方工厂之时开始，到之后三（3）个月的时间（"质保期间"），卖方保证、承诺并同意以下事项（"产品质保"）：产品应：（1）崭新、适销、没有任何设计、材料及工艺缺陷，在各个方面均符合产品规格及任何卖方向买方提供的书面设计图的要求；（2）符合买方预期协议目的；（3）符合适用订单中规定的保证条款；（4）不淫秽、诽谤，不侵犯隐私权；（5）符合所有适用法律的规定；（6）不侵犯任何第三方的知识产权；（7）不包含任何病毒、陷阱、蠕虫病毒或任何其他对与该产品一同使用的任何软件或硬件有害或有破坏性的装置；（8）符合所有产品生产地和使用地的国家强制要求的和最佳行业实践的安全和风险管理标准。

11.2. **Warranty Obligations**. If a Product fails to comply with a Product Warranty, Buyer may give Notice of such failure to Seller, and, Seller will shall make the replenishment, replacement of relevant defected Products or refund corresponding amounts in sixty (60) calendar days after the Notice.

质保义务。如果某产品不符合产品质保的要求，买方可以将该等缺陷通知卖方，卖方将应当在通知后的六十（60）天内完成相关不符产品的补货、换货或者对应金额的退款。

12. **PAYMENT TERMS; INVOICES.**

支付条款；付款通知书。

12.1. **Invoices and Payment**.

付款通知书和付款。

a. Unless otherwise agreed by the Parties, payment of the purchase price for the Products under a Purchase Order is due on the date of expiry of the later of sixty (60) calendar days after (i) Buyer's receipt of the applicable invoice, unless Buyer disputes the invoice, and (ii) Buyer's receipt of the applicable Product, provided, however, that payment will not be made until the sooner to occur of the 5th or the 15th day of the month following such 60-day period, it being understood that Buyer only issues payments on those days.

除非双方另有约定，订单中购买的产品的价格的支付应于（1）在买方收到适用付款通知书（如果买方对该付款通知书无争议），及（2）买方收到适用产品（以后发生为准）之后六十（60）个自然日届满之日到期，然而该款项直到该 60 天期限过后那个月的 5 号或 15 号（以先发生的为准）才被支付，因为买方只在那几天付款。

b. Buyer will have no obligation to pay invoices that are not delivered to Buyer within ninety (90) days of Product delivery, or that fail to comply with the invoice requirements set forth in Section 12.3 below. If a Product does not comply with the inspection acceptance criteria described in Section 6 above, the payment due date for that Product will be extended by each day until compliance is met.

对于在发货后九十（90）天内尚未送达买方，或者不符合下列第 12.3 条规定的发票要求的付款通知书，买方无义务支付。如果某产品不符合上述第 6 条规定的检验接收标准，该产品的付款到期日将被每日延长直至验收合格。

c. If any post-delivery payment is made later than five (5) calendar days from the payment due date, Buyer shall pay the Seller a late payment interest at the rate of 0.05% per day of delay, beginning with the initial sixth (6th) day of delay. The Parties acknowledge that this amount is intended to represent liquidated damages, and is not a penalty. If any prepayment of purchase price or deposit that shall be paid before shipment is made later than the scheduled payment date, Seller is entitled to extend the delivery schedule (or onsite due date) specified in an applicable Purchase Order accordingly by each day of delay of the payment.

如果任何交货后的付款在付款到期日的五（5）个自然日之后才支付，买方应向卖方支付延迟付款利息，金额为每迟交一日万分之五（0.05%），自延期交付的第六（6）天开始计算。各方承认该金额拟作为违约金，而并非罚金。如果任何发运前应支付的预付款或押金在计划付款日后才支付，则每延迟支付一日，卖方有权相应地延长可适用采购订单中的交付时间表（或到场日期）。

12.2. **Adjustments**. Buyer will not be required to pay the disputed portion of any invoice pending resolution of that dispute. Invoices will be subject to adjustment by Buyer for any errors, shortages, or rejected Product. Payment of an invoice does not constitute acceptance of any Product, or waiver of any of Buyer's rights or remedies.

调整。买方不会被要求支付任何付款通知书中有争议的部分，直到该争议解决为止。买方会因为任何差错、不足或不合格产品而调整付款通知书。对付款通知书的支付并不构成对任何产品的接受或对任何买方权利或救济的放弃。

12.3. **Invoices**. Each invoice will include the following separately stated items: (a) Purchase Order number; (b) Buyer part number(s); (c) quantities; (d) unit value; (e) settlement currency; and (f) applicable freight charges. Any terms or conditions contained in, or as part of the invoice, that are inconsistent with those in this Agreement or applicable Purchase Order will be void and unenforceable. Invoices must be addressed to Buyer c/o [Buyer], Attn: Accounts Payable [ ], unless Buyer provides Notice otherwise, or unless Seller is selling Products directly to Buyer's Contractor at Buyer's request, in which case, Seller shall invoice Buyer's Contractor directly.

付款通知书。每一付款通知书应包括以下单独列明的条款：（1）订单号；（2）买方零件编号；（3）数量；（4）单位价值；（5）结算货币；和（6）适用运费。付款通知单中包含的或作为其一部分的条款或条件，如果与本协议或适用订单不一致，将无效且不能强制执行。付款通知书必须开给买方转交给【买方】，收件人：应付账款【】，除非买方提供另外约定的通知，或者卖方是应买方要求向买方承包商直接销售产品时卖方应向买方承包商直接出具付款通知书。

12.4. **Currency**. All references to amounts payable under this Agreement, and any Purchase Order, will be in RMB unless Buyer expressly states otherwise in the applicable Purchase Order.

货币。所有本协议及任何订单中所指的应付款均为人民币，除非买方明确在适用订单中有另外规定。

13. **INSPECTION RIGHTS; REPORTING.**

检验权；报告。

13.1. **Books and Records**. For a period of no less than four (4) years after the expiry of the Commitment Period, Seller will maintain complete and accurate books and records that fairly reflect: (a) the Products sold; (b) any expenses for which Seller seeks reimbursement from Buyer; (c) all transactions, payments and disbursements related to this Agreement; (d) Seller best pricing as contemplated in Section 5.4; (e) the identification of all sub-tier suppliers used in connection with any Product, and related contracts; (f) testing and other results demonstrating compliance with Product Specifications, Product Warranties, and other specifications agreed to between the Parties, and any corrective actions; and (g) Seller's overall compliance with its covenants and agreements under this Agreement and any Transaction Document. All of Seller's books and records will be prepared and maintained in accordance with PRC GAAP or any other applicable accounting standards.

账簿和记录。承诺期限届满后，在一个不少于四（4）年的时间段内，卖方应保持完整且准确的账簿和记录，公正反映：（1）所出售的产品；（2）卖方寻求买方报销的任何费用；（3）所有与本协议有关的交易、付款和垫付款；（4）第 5.4 条规定的卖方最优价格；（5）关于任何产品和相关合同使用的所有下级供应商的身份；（6）测试和显示符合产品说明书、产品保证及各方同意的其他规格要求的其他结果，以及任何纠正措施；和（7）卖方总体上遵守本协议和任何其他交易文件。卖方所有的账簿和记录均按照中国会计准则或任何其他适用的会计准则准备和保持。

13.2. **Inspection and Audit Rights**. Seller will permit Buyer and its Representatives to (a) inspect Seller's Facility, (b) examine Seller's books and records relating to the Agreement, and (c) discuss Seller's compliance with this Agreement, with Seller's designated officers, employees; all at such reasonable times during business hours, and as often as may be reasonably be requested, with reasonable prior notice.

检验和审计权。卖方将允许买方及其代表：（1）检验卖方的设施，（2）检查卖方与本协议相关的账簿及记录，以及（3）与卖方指定的的高管、员工讨论卖方符合本协议情况；上述全部都应在办公时间的合理时间、以合理要求的频率且经合理事先通知后进行。

13.3. **Reporting.** During the term of this Agreement, and subject to obligations under the NDA, a Party will furnish to the other Party:

报告。在本协议期限内，受制于保密协议中的义务，一方将向另一方提供：

a. **Default or Event of Default**. Immediate Notice, by way of e-mail and overnight express mail service, of any Event of Default, or event or condition that with the passage of time or giving of notice, would constitute an Event of Default.

违约或违约事件。通过电子邮件和连夜快递立即通知任何违约事件，或者随着时间经过或给予通知将会构成违约的事件或条件。

b. **Other**. All other documents, reports and communications as and when stated elsewhere in this Agreement.

其他。在本协议其他地方提到的所有其他文件、报告和通信。

14. **CONFIDENTIAL INFORMATION**. This Agreement, and any information exchanged in connection with the transactions contemplated hereunder, including all Transaction Documents, are governed by that certain Nondisclosure Agreement, dated as of June 21, 2021, by and between Buyer and Seller (the "NDA") attached hereto as **Exhibit B** (the **Non-Disclosure Agreement**).

保密信息。本协议以及与本协议下预期交易有关的信息交流，包括所有交易文件，均受由买卖双方于 2021 年 6 月 21 日签订的"保密协议"的约束。保密协议见本协议**附件 B**（**保密协议**）。

15. **INDEMNIFICATION**.

赔偿

15.1. **General Indemnification**. Seller will indemnify, defend and hold harmless, Buyer and its Representatives, and each of their respective successors and assigns (together, the "Buyer Indemnitees"), from and against any and all Claims and Losses that are in any way in connection with, arise out of, or relate, directly or indirectly, to: (a) Seller's breach of this Agreement; (b) negligent or intentional acts or omissions of Seller or its Representatives; (c) any third party Claim arising from Seller's performance under this Agreement; (d) any Product, technical information, Software, Custom Products, Seller's manufacturing process, or the materials developed and provided to Buyer by Seller, including without limitation, Epidemic Failure Events; and (e) any violation or non-compliance by Seller or any of Seller's Representatives of any Applicable Law. Buyer will indemnify, defend and hold harmless, Seller and its Representatives, and each of their respective successors and assigns (together, the "Seller Indemnitees"), from and against any and all Claims and Losses that are in any way in connection with, arise out of, or relate, directly or indirectly, to: (a) Buyer's breach of this Agreement; (b) negligent or intentional acts or omissions of Buyer or its Representatives; and (c) any violation or non-compliance by Buyer or any of Buyer's Representatives of any Applicable Law.

一般性赔偿。对于以任何方式，直接或间接与以下行为相关或源于以下行为的全部索赔和损失，卖方应为买方及其代表和各自的继承人和受让人（合称"买方受赔偿方"），赔偿损失、进行辩护并使其免受损害：（1）卖方违反本协议的行为；（2）卖方或其代表疏忽或故意的作为或不作为；（3）由卖方履行本协议的行为引起的任何第三方的索赔；（4）卖方开发和提供给买方的任何产品、技术信息、软件、定制产品、卖方生产工序或材料，包括但不限于，普遍瑕疵事件；和（5）卖方或任何其代表的任何违反或不遵从任何适用法律的行为。对于以任何方式，直接或间接与以下行为相关或源于以下行为的全部索赔和损失，买方应为卖方及其代表和各自的继承人和受让人（合称"卖方受赔偿方"），赔偿损失、进行辩护并使其免受损害：（1）买方违反本协议的行为；（2）买方或其代表疏忽或故意的作为或不作为；和（3）买方或任何其代表的任何违反或不遵从任何适用法律的行为。

15.2. **Intellectual Property Indemnification**. Seller shall indemnify and hold Buyer Indemnitees harmless with respect to all costs, damages, and reasonable attorneys' fees actually incurred by Buyer Indemnitees resulting from any legal action, and shall defend any legal action brought against Buyer to the extent that it is based upon a claim that the Seller's Products furnished under this Agreement, or Buyer's use of such Products, infringe a patent, copyright, or intellectual or industrial property rights of any person, firm, or corporation not a party to this Agreement. In the event that the Seller's Products become the subject of a claim of infringement of a patent, copyright, or other intellectual or industrial property right of any person, firm, or corporation not a party to this Agreement, Seller may, at its option, either secure Buyer's right to continue using the such Product or replace or modify such Product so as to make it non-infringing without materially impairing the utility of Seller's Product, in either case at no cost to Buyer; if neither option is reasonably available to Seller, Seller shall refund in full to Buyer all payments made by Buyer resulting from

performance under this Agreement. Should Buyer determine in its sole commercially reasonable judgment that the option selected by Seller is not practicable, viable and/or feasible, Buyer may, at its option, elect either (a) that Seller remove the infringing Product, or (b) to continue to use the Product at Buyer's own risk.

知识产权赔偿。针对买方受赔偿方因任何法律诉讼而实际产生的所有费用、损害和合理的律师费，卖方应赔偿买方受赔偿方并使其免受损害，并且卖方应就基于本协议项下提供的卖方产品或买方对该等产品的使用侵犯非本协议一方的任何人士、公司或法人团体的专利、著作权、知识产权或工业产权的索赔而针对买方提起的任何法律诉讼进行抗辩。如果卖方产品成为针对非本协议一方的任何人士、公司或法人团体的专利、著作权、知识产权或工业产权的侵权索赔的标的物，卖方可自行选择确保买方继续使用该等产品的权利，或者更换或修改该等产品，以使其不侵权且不会严重损害卖方产品的实用性，并且在每种情况下，买方均不承担任何费用。如果上述两种方式均非卖方的合理选择，卖方应向买方全额退还买方因履行本协议而支付的全部款项。如果买方自行作出商业上合理的判断，认为卖方选择的方式不具有实践性、无法实施以及不可行，买方可选择(a)卖方移除侵权产品，或(b)继续使用产品并自担风险。

15.3. **Notification and Claim Management**. The indemnified Party shall: (a) promptly notify the indemnifying Party in writing of the receipt of any liability or claim that is covered by the indemnification provided in this Section 15.1 and Section 15.2; (b) give the indemnifying Party all reasonably requested information which the indemnified Party has concerning such liability or claim; (c) reasonably cooperate with and assist the indemnifying Party, at the indemnifying Party's expense, in the defense of such liability or claim; and (d) give the indemnifying Party authority to control the defense and settlement of any such liability or claim, as set forth below. The indemnified Party's failure to provide written notice of any such liability or claim shall not relieve the indemnifying Party from any liability under Section 15.1 or Section 15.2, except to the extent the indemnifying Party may have been substantially prejudiced by the indemnified Party's failure to give notice. The indemnifying Party will: (i) defend or settle, at its own expense, any such liability or claim; (ii) keep the indemnified Party advised of the status of any of its defense and/or negotiation efforts; and (iii) afford the indemnified Party reasonable opportunity to review and comment on significant actions planned to be taken by the indemnifying Party on behalf of the indemnified Party. If there is a conflict of interest with the indemnifying Party or its counsel or because the indemnifying Party does not assume control of the defense of a claim, the indemnified Party may employ separate counsel and the indemnifying Party shall bear the expenses of such counsel. The indemnifying Party shall not enter into any settlement that materially adversely affects the indemnified Party's rights or interests, without the indemnified Party's prior written approval. The indemnified Party shall have no authority to settle any claim on behalf of the indemnifying Party without the indemnifying Party's prior written approval.

通知和索赔管理。受偿方应：（a）在收到第 15.1 条和第 15.2 条规定的赔偿所涵盖的任何责任或索赔后，立即书面通知赔偿方；（b）向赔偿方提供合理要求的与受偿方此类责任或索赔有关的所有信息；（c）合理地配合和协助赔偿方，以抗辩此类责任或索赔，费用由赔偿方承担；以及（d）授权赔偿方控制任何此类责任或索赔的辩护与和解，如下所述。受偿方未能就任何此类责任或索赔提供书面通知不应免除赔偿方在第 15.1 条或第 15.2 条项下的任何责任，除非受偿方未能发出通知可能对赔偿方造成实质性损害。赔偿方将：（i）自费辩护或解决任何此类责任或索赔；（ii）告知受偿方其任何辩护和/或谈判工作的状态；以及（iii）为受偿方提供合理的机会，对赔偿方计划代表受偿方采取的重大行动进行审核与评论。如果与赔偿方或其律师存在利益冲突，或由于赔偿方不承担索赔辩护的控制权，受偿方可聘请单独的律师，赔偿方应承担此类律师的费用。未经受偿方事先书面批准，赔偿方不得达成任何对受偿方权益产生重大不利影响的和解。未经赔偿方事先书面批准，受偿方无权代表赔偿方就任何索赔达成和解。

16. **INSURANCE**. During the term of this Agreement, Seller will, at its expense, maintain without interruption, insurance with financially sound and reputable insurance companies against such risks, and in such amounts, as is appropriate to Seller's organization and obligations under this Agreement, including Worker's Compensation, Employer's Liability. Seller agrees to take such steps as may be reasonably necessary or requested by Buyer to

prevent personal injury or property damage during any work under this Agreement that may be performed by Seller's Representatives at the Buyer's facilities.

保险。在本协议期限内，卖方应针对风险自费在财力雄厚且声誉好的保险公司不间断投保，投保额应同卖方在本协议下的组成及责任相适应，包括针对工伤赔偿、雇主责任。卖方同意采取合理必要的或买方要求的措施，以预防卖方代表在买方的设施内履行本协议项下的任何工作期间发生人身伤害或财产损害。

17. **COMPLIANCE PROGRAM**.

合规计划。

17.1. **Compliance with Applicable Law**. It is Buyer's policy to comply fully with all economic sanctions and trade restrictions promulgated by authorities with competent jurisdiction over Buyer. Seller agrees to comply, in performing this Agreement, with all economic sanctions and trade restriction imposed by applicable laws and regulations. In addition, Seller will comply with all laws and regulations applicable to the manufacture and sale of the Products. Seller will not use any ozone depleting substances listed in annexes A and B of the Montreal Protocol, including but not limited to chlorofluorocarbons, in the manufacture of Products. Buyer reserves the right to reject any Product manufactured utilizing or containing such materials.

遵守适用法律。完全遵守对买方有适当管辖权的权力机构制定的全部经济制裁和贸易限制为买方政策。卖方同意，在履行本协议过程中，遵守所有适用的经济制裁和贸易限制法律法规。此外，卖方将遵守所有适用于产品的制造和销售的法律和法规。卖方不得在产品制造过程中使用《关于消耗臭氧层的蒙特利尔议定书》附件 A 和 B 中列明的任何消耗臭氧层物质，包括但不限于含氯氟烃。买方保留拒收任何使用该等材料制造或包含该等材料的产品的权利。

17.2. **Export and Import Licenses**. All technical data, services and products delivered by Buyer to Seller in connection with this Agreement shall be subject to PRC and Hong Kong export laws, and may be subject to the trade laws of other countries, and Seller agrees to comply with all such laws. Seller will be the exporter of record under applicable export control laws and will be responsible for securing an export license if a Product is subject to export control. If applicable, Seller will provide all information under its control that is necessary or useful for Buyer to obtain any export or import licenses required for Buyer to ship or receive Products. When requested by Buyer, Seller will provide all necessary import-related documentation to Buyer by certified mail within fifteen (15) days after shipment of Product to Buyer.

进出口许可。所有与本协议有关由买方送达卖方的技术数据、服务和产品应当受制于中国和香港出口相关法律，也可能受制于其他国家的贸易相关法律，且卖方同意遵守全部上述法律。卖方将成为按适用出口管制法律规定记录在案的出口商，且如果一产品受出口管制时，卖方将负责取得出口许可证。如适用，卖方将提供所有其控制下的、对买方取得其运送和接收产品要求的任何出口或进口许可证必要或有用的信息。经买方要求，卖方将在向买方发货后十五（15）天内，以挂号信的方式向买方提供全部必要的进口相关的文件。

17.3. **Anti-Corruption Laws**. Seller will comply, and will ensure that its Representatives comply, with all applicable anti-corruption laws and regulations in the PRC, Hong Kong, Singapore and in all other jurisdictions in which Seller operates or does business, including but not limited to the Criminal Law of the PRC, the PRC Anti-Unfair Competition Law, the PRC Anti-Money Laundering Law, the Prevention of Corruption Act, Chapter 241 of Singapore, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010 (if applicable), and will take no action that it believes, in good faith, would cause either Party to be in violation of such laws. In performing this Agreement, neither Seller nor its Representatives will give, offer, pay, promise to pay, or authorize the payment of any Prohibited Payment, and Seller will provide Buyer with Notice reasonably in advance of any of Seller's Representatives becoming a Government Official.

反腐败法。卖方将遵守，且确保其代表遵守，中国、香港、新加坡和卖方经营或有业务往来的所有其他法域的全部可适用的反腐败法律及法规，包括但不限于中华人民共和国《刑法》、《反不正当竞争法》、《反洗钱法》、《预防腐败法（新加坡第 241 章）》、《美国海外反腐败法》以及 2010 年《英国反贿赂法案》（如适用），且卖方不会采取任何其善意认为可能会导致任一方违反该等法律的行为。

在履行本协议过程中，卖方及其代表均不得给予、提供、支付、承诺支付或授权支付任何禁止性付款，且在任何卖方代表成为政府官员之前，卖方应合理通知买方。

17.4. **Conflicts of Interest**. Neither Seller nor any of its Representatives will give to, or receive from, Buyer or its Representatives, any commission, fee, rebate, or any gift or entertainment of value in connection with this Agreement, or enter into any other business arrangement with Buyer or its Representatives without the prior written consent of the Buyer. Seller will promptly disclose in writing to Buyer any actual or potential conflict of interest between Seller and its Representatives, on the one hand, and Buyer and its Representatives, on the other hand, and repay or credit to Buyer any consideration received as a result of such violation. In addition to Buyer's other rights and remedies under this Agreement, if any such gift, payment or other arrangement described in this Section was promised or made before the Effective Date, and directly or indirectly resulted in Buyer's entry into this Agreement, Buyer may, at its option, terminate this Agreement and any Purchase Order at any time and (despite any other provision of this Agreement), without any penalty or obligation to pay any compensation or reimbursement to Seller whatsoever as a result of such termination.

利益冲突。卖方和任何其代表均不得给予或接受买方或其代表的任何与本协议有关的佣金、费用、折扣或任何礼物或有价招待，也不得在无买方事先书面同意的情况下与买方或其代表达成任何其他业务安排。一方面卖方应及时向买方书面披露任何在卖方及代表和买方及代表之间现实存在的或潜在的利益冲突，另一方面卖方应将其因该等违反而得到的任何对价退还或记账入买方。除了本协议规定的买方其他权利或救济，本条所述的任何该等礼物、付款或其他安排如果在生效日前被承诺或给予，且直接或间接致使买方达成本协议，买方可以自行选择随时终止本协议和任何订单，且（尽管本协议有任何其他规定）不用因该终止而对卖方负有支付赔偿金、补偿金或罚金的义务。

17.5. **Code of Conduct**. Seller agrees to comply with Code of Conduct of Buyer (a copy of which is available at https://www.maxeon.com/esgpolicies) and any of the Buyer's successors and assigns. Seller shall provide a duly signed acknowledgement and acceptance letter as attached as Exhibit E (Acknowledgement and Acceptance Letter) to this Agreement to confirm that Seller, its employees and contractors will abide by the applicable Code of Conduct.

行为准则。卖方同意遵守买方的行为准则（其可通过如下链接获得 https://www.maxeon.com/esgpolicies）及其任何继承人和受让人的行为准则。如以本协议附件 E（知情同意书）所示，卖方应提供一份经适当签署的知情同意书确认卖方及其雇员和承包商将遵守该行为准则。

17.6. **Unauthorized Use of Intellectual Property**. Seller will not, and will not allow any aspect of any Product, to infringe on any person or entity's Intellectual Property Rights.

未经授权的使用知识产权。卖方不会且不会允许任何产品的任何方面侵犯任何个人或实体的知识产权。

17.7. **Notice of Violation**. In addition to its covenant at Section 13.3.a above, Seller must provide immediate Notice to Buyer of any request that it or its Representatives receive to take action that might constitute, or be construed as, a violation of any of the laws, practices or regulations described in this Section 17, or when it has or should have reason to suspect that a breach of this Section 17 has or may occur. Buyer may take any action it reasonably deems is necessary to avoid a violation of such laws, practices or regulations.

违反通知。除了在上述第 13.3 条第 a 款中规定的义务之外，卖方还必须及时向买方通知卖方或其代表收到的任何采取行动的要求，该等行动可能会构成或被解释为对任何第 17 条规定的法律、惯例及条例的违反，或者当卖方怀疑或本应有理由怀疑违反第 17 条的情况已经或可能出现的时候。买方可以采取任何其合理认为必要的行动来避免违反该等法律、惯例或条例的行为。

18. **ADDITIONAL COVENANTS.**

补充义务。

18.1. **No Liens**. Seller will deliver Products to Buyer free from liens, claims and encumbrances of any nature.

无留置权。卖方将交付给买方没有留置权、请求权及任何性质的产权负担的产品。

18.2. **No Conflicts**. Seller will not enter into any agreement, or incur any obligation, that will conflict with its obligations under this Agreement.

无冲突。卖方不会达成任何与本协议项下义务相冲突的协议，或者承担任何与本协议项下义务相冲突的责任。

18.3. **Non-Solicitation**. During the term of this Agreement and for a period of one (1) year following its termination, neither Seller, nor any of its Representatives, will directly or indirectly (a) solicit, induce, or influence any person to modify his or her employment or consulting relationship with Buyer or its Affiliates, or, and without limiting the restrictions set forth in the NDA, (b) use Buyer's confidential or proprietary information to solicit business from any of Buyer's or its Affiliates' substantial customers or users.

无教唆。在本协议期限内及本协议终止后一（1）年内，卖方及其代表不得直接或间接（1）教唆、诱使或影响任何人改变其与买方或关联公司的工作或咨询关系，或在不限制保密协议中规定的限制条件的情况下，（2）使用买方的保密信息或专有资料从买方或其关联公司的任何重要客户或用户处招揽业务。

18.4. **No Counterfeit**. Seller will not purchase, manufacture, supply, distribute or sell any counterfeit products, or of counterfeits of the Product.

无假冒产品。卖方不会购买、制造、供应、分发或销售任何假冒产品，或产品的假冒产品。

18.5. **Facility Safety**. Seller will take reasonable steps to prevent personal injury or property damage during any work under this Agreement that may be performed by Seller's Representatives at the Buyer's facilities or any Site.

工厂安全。卖方在卖方代表于买方工厂或任何场地履行本协议的任何工作时，将采取合理措施防止人身伤害或财产损失。

19. **EVENTS OF DEFAULT**. The occurrence of any of the following will constitute an "Event of Default" by Seller or Buyer, as applicable, who will then be the "Defaulting Party":

违约事件。以下任一情形的发生将构成卖方或买方（如适用）的"违约事件"，卖方或买方将成为"违约方"：

19.1. **Seller's Default**. Seller will be the Defaulting Party upon the occurrence of any of the following:

卖方违约。一旦发生以下任一情形，卖方将成为违约方：

a. Seller fails to perform or observe any covenant or other agreement contained in Section 6.2, Section 8, Section 9.2, Section 9.5, Section 15.3~~15.3,~~, or Section 18.4 of this Agreement.

卖方未能履行或遵守本协议第 6.2 条、第 8 条、第 9.2 条、第 9.5 条、第 15.3 条、第 17 条或第 18.4 条规定的任何义务或其他约定。

b. Seller fails to perform or observe any covenant or other agreement contained in any other Section of this Agreement, or any of the other Transaction Documents, and the failure is not cured within fifteen (15) calendar days after the earlier of (i) the date that Seller obtains knowledge of the failure, and (ii) the date that Seller receives Notice of the failure from Buyer.

卖方未能履行或遵守在本协议任何其他条款或其他交易文件中规定的义务或其他约定，且不能在（1）卖方得知此事的日期，和（2）卖方接到买方有关此事的通知的日期，两者中较早的日期之后十五（15）个自然日之内改正。

c. Any representation or warranty made or deemed made by or on behalf of Seller in this Agreement, or in any of the other Transaction Documents, is or becomes incorrect or misleading in any material respect.

在本协议或任何其他交易文件中卖方作出或视为做出或代表卖方作出的任何陈述或保证，在任何重要方面是（或变得）错误或误导性的。

d. Seller fails to comply with any Applicable Law to the extent or in a manner that could reasonably be expected in the sole and absolute opinion of Buyer to have a Material Adverse Effect.

卖方未能遵守任何适用法律，根据买方完全自主的意见在合理的范围内或以合理方式预期会造成重大不利影响。

e. Seller's loss or suspension of any license or permit that could reasonably be expected to have a Material Adverse Effect.

卖方失去或暂停任何合理预期会造成重大不利影响的许可或执照。

f. A judgment or order for the payment of money is entered against Seller, or a writ of attachment is entered against Seller's property, that (i) could reasonably be expected to have a Material Adverse Effect and (ii) continues for thirty (30) or more calendar days without being paid, stayed, vacated or dismissed.

作出了（1）可能合理预期会造成重大不利影响，且（2）没有被支付、暂停、取消或驳回持续三十（30）个自然日以上的对卖方不利的要求付款的判决或指令，或者对卖方财产的扣押令。

g. An Insolvency Proceeding is commenced (i) against Seller and is not dismissed within thirty (30) calendar days after commencement, or (ii) by Seller.

（1）针对卖方启动破产程序，且该程序在启动之日后三十（30）个自然日之内没有被驳回，或者（2）卖方启动破产程序。

h. If a breach or default occurs under any of Seller's Material Contracts and such occurrence could reasonably be expected to have a Material Adverse Effect.

如果在任何卖方重大合同中发生违约，且该事件可能合理预期会造成重大不利影响。

19.2. **Buyer's Default**. Buyer will be the Defaulting Party upon the occurrence of any of the following:

买方违约。一旦发生下列任何情形，买方将作为违约方：

a. Buyer fails to pay any undisputed amount of money due to Seller under this Agreement or any of the other Transaction Documents as and when it becomes due and payable, and the failure continues for more than fifteen (15) calendar days after Seller gives Notice of such default to Buyer.

买方在本协议或任何其他交易文件中所欠卖方的任何无争议的款项到期应付时，未能向卖方付款，且自卖方将该等违约通知买方后超过十五（15）个自然日，买方仍未付款。

b. Any representation or warranty made or deemed made by or on behalf of Buyer in this Agreement, or in any of the other Transaction Documents, is or becomes incorrect or misleading in any material respect.

在本协议或任何其他交易文件中买方作出或视为作出或代表买方作出的任何陈述或保证，在任何重要方面是（或变得）错误或误导性的。

c. An Insolvency Proceeding is commenced (i) against Buyer and is not dismissed within thirty (30) calendar days after commencement, or (ii) by Buyer.

（1）针对买方启动破产程序，且该程序在启动之日后三十（30）个自然日之内没有被驳回，或者（2）买方启动破产程序。

20. **REMEDIES UPON EVENT OF DEFAULT**.

违约事件的救济。

20.1. **Remedies**. Upon the occurrence of an Event of Default, the following provisions will apply:

救济。违约事件发生后，应适用以下规定：

a. The Non Defaulting Party may immediately terminate this Agreement and any or all of the other Transaction Documents.

非违约方可以立即终止本协议及任何或全部其他交易文件。

b. The Non Defaulting Party may from time to time recover damages due and enforce all other rights and remedies it may have in respect of the Event of Default under this Agreement, the other Transaction Documents and Applicable Law.

非违约方不时取得到期损害赔偿，同时行使本协议、其他交易文件和适用法律规定的买方有关该违约事件可以行使的全部其他权利或救济。

c. If Seller is the Defaulting Party and the Event of Default is the result of late delivery, Buyer will be entitled to liquidated damages as provided in Section 6.2 of this Agreement.

如果卖方是违约方，且违约事件为迟延交付，买方将有权获得本协议第 6.2 条规定的违约赔偿金。

d. Subject to Section 23 of this Agreement, the Non Defaulting Party will have all other rights and remedies as provided by law.

受制于本协议第 23 条，非违约方将有全部法律规定的其他权利或救济。

20.2. **Remedies Cumulative**. The rights and remedies under this Agreement and the Transaction Documents are cumulative. No exercise of one right or remedy will be deemed an election, and no waiver of an Event of Default will constitute a continuing waiver. No delay by the Non Defaulting Party with respect to an Event of Default will constitute a waiver or acquiescence with respect to that or any other Event of Default.

累积救济。本协议和交易文件中规定的权利和救济具有累积性。行使某一权利或救济不会被视为做出选择，对某一违约事件的权利放弃不构成持续的权利放弃。非违约方对一违约事件的延迟行动不构成其对该违约或任何其他违约事件的弃权或默许。

21. **TERM; TERMINATION**.

期限；终止。

21.1. **Initial and Extend Terms**. The term of this Agreement will commence on the Effective Date and expire on the date one hundred and eighty (180) days after all Commitment Periods have expired.

初始和延长期限。本协议有效期应于生效日开始，至全部承诺期间到期后一百八十（180）日到期。

21.2. **Termination for Cause**. Except as otherwise provided in Section 21.3.c below regarding open Purchase Orders, the Non Defaulting Party may terminate this Agreement and any of the other Transaction Documents at any time upon the occurrence of an Event of Default by delivering Notice of termination to the Defaulting Party. Any Party shall have the right to terminate this Agreement and any of the other Transaction Documents immediately if a Force Majeure event prevents a Party from performing obligations hereunder for more than three (3) months and the Parties fail to reach an agreement on any solution.

因故终止。除了下述第 21.3.c 条有关开立的采购订单中有另外规定以外，非违约方在违约事件发生后，通过向违约方送达终止通知，可以随时终止本协议及任何其他交易文件。如果不可抗力事件阻止一方履行本协议项下义务超过三（3）个月且双方未能就任何解决方案达成协议，则任何一方有权立即终止本协议及任何其他交易文件。

21.3. **Effect of Termination**. Upon termination of this Agreement:

终止效力。本协议一经终止：

a. **Termination Without Cause**. If this Agreement expires by its terms, then upon such termination:

无理由终止。如果本协议期限届满，则一经终止：

i. All amounts owing by one Party to the other will be settled as of the date when this Agreement is actually terminated, except for amounts due from Buyer to Seller relating to Purchase Orders that remain open under Section 21.3.c. below.

一方欠另一方的款项将于本协议实际终止之日结算，买方欠卖方有关下述第 21.3.c.条规定的未履行订单的费用除外。

ii. Seller will immediately deliver to Buyer all of Buyer's Intellectual Property that is in Seller's possession or control, if any.

卖方将立即向买方交付所有卖方持有或控制的买方知识产权，如有。

iii. Seller will immediately, return to Buyer, all equipment, tooling, test equipment, and other materials and any information and documentation owned by Buyer and provided to Seller in connection with the manufacturing of Products.

卖方将立即归还买方全部由买方所有、为制造产品而提供给卖方的设备、工具、检测设备和其他物料，以及任何信息或文件。

b. **Termination for Cause**. If this Agreement is terminated as a result of an Event of Default, then upon such termination, and in addition to the rights and remedies provided in Section 21.3.a. above, the Non Defaulting Party will have all rights and remedies available to it under this Agreement and under Applicable Law.

因故终止。如果本协议因违约事件而终止，则一经终止，除了上述第 21.3.a.条规定的权利和救济外，非违约方将有本协议和适用法律规定的全部权利及救济。

c. **Effect of Termination on Open Purchase Orders**. Regardless of the reason for termination of this Agreement, at Buyer's option, Seller will honor any pending Purchase Order that has been accepted by Seller before this Agreement terminates or expires, and this Agreement will continue in effect solely as to such Purchase Order until the Purchase Order is fully performed or separately terminated.

对未履行订单的终止效力。无论终止本协议的理由如何，由买方选择，卖方将履行在本协议终止或期限届满前被卖方接受的待履行订单，且本协议仅针对该等订单继续有效，直到该等订单被完全履行或被单独终止。

21.4. **No Release**. Termination of this Agreement will not release a Party from any liability that accrued to that Party before termination.

不解除。终止本协议不会解除在协议终止前一方应当履行的任何累计的责任。

22. **FORCE MAJEURE**. Neither Party will be liable to the other Party for any failure or delay in its performance under this Agreement to the extent resulting from a Force Majeure, provided, however, that Seller's obligations under Section 8.3 regarding its Business Continuity Plan will continue in full force and effect regardless of any Force Majeure. A condition precedent to invoking Force Majeure is that the non-performing party provide the other Party with: (a) oral notice of the Force Majeure as soon as possible and no later than forty-eight (48) hours of its commencement; and (b) written Notice of the Force Majeure as soon as possible and no later than three (3) Business Days of its commencement, which Notice must detail the particulars of the occurrence giving rise to the Force Majeure claim. The suspension of performance due to a claim of Force Majeure must be of no greater scope and of no longer duration than is required by the Force Majeure. The non-performing Party will have the burden of proving establishment of the elements of Force Majeure, and will use reasonable efforts to expeditiously mitigate and overcome the Force Majeure.

不可抗力。任一方无需对另一方承担因不可抗力造成的任何不能或延迟履行本协议的责任，然而，无论出现任何不可抗力，第 8.3 条规定的有关卖方的业务连续性计划的义务，仍然完全有效。引发不可抗力的先决条件为不履约方向另一方提供：（1）尽早口头通知不可抗力的发生，且不得晚于发生后四十八（48）个小时；和（2）尽早书面通知不可抗力的发生，且不得晚于发生后三（3）个工作日，该通知应详细说明引起该不可抗力主张的事件细节。因主张不可抗力造成的暂停履行不得超过该不可抗力要求的范围和期限。不履约方有义务证明不可抗力的存在，且应尽合理努力迅速减轻和克服该不可抗力。

23. **LIMITATION OF LIABILITY**. EXCEPT FOR EACH PARTY'S OBLIGATIONS REGARDING PROTECTION OF CONFIDENTIAL INFORMATION UNDER THIS AGREEMENT, NEITHER PARTY WILL BE LIABLE FOR ANY INDIRECT, PUNITIVE, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH OR ARISING OUT OF THE AGREEMENT (INCLUDING WITHOUT LIMITATION, LOSS OF BUSINESS, REVENUE, PROFITS, GOODWILL, USE, DATA, OR OTHER ECONOMIC ADVANTAGE), HOWEVER THEY ARISE, WHETHER IN BREACH OF CONTRACT, BREACH OF WARRANTY OR IN TORT, INCLUDING NEGLIGENCE, EVEN IF THAT PARTY HAS PREVIOUSLY BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. LIABILITY FOR DAMAGES WILL BE LIMITED AND EXCLUDED UNDER THIS SECTION EVEN IF ANY EXCLUSIVE REMEDY PROVIDED FOR FAILS ITS ESSENTIAL PURPOSE.

责任限制。除了每一方在本协议下有关保护保密信息的义务之外：任一方均不承担任何与本协议有关或者源于本协议的间接性、惩罚性、特殊性、偶然性或后果性的损害赔偿责任（包括但不限于，业务、收入、利润、商誉、用处、数据或其他经济优势的损失），无论上述损害赔偿责任是如何出现，是违反合同约定，亦或是违反保证条款或侵权（包括疏忽），也无论该方是否事先被提醒过该等损害赔偿责任的可能性。损害赔偿责任为本条所限制和排除，即便任何本条规定的专门救济未能实现其重要目标。

24. **MISCELLANEOUS**.

其他规定

24.1. **Payments to Seller**. Payments to Seller under this Agreement will be made exclusively by bank wire transfer to a bank account of Seller bearing its name, at a designated bank in Hong Kong, China or, if Seller is not a Hong Kong company, in the Seller's home jurisdiction.

向卖方支付。本协议下向卖方的支付应通过银行电汇方式（唯一方式）转账到卖方名下的开设在中国香港，或者如果卖方不是香港公司，则在卖方所在地的银行账户。

24.2. **Integration**. This Agreement, its schedules, exhibits and all Transaction Documents are intended by the Parties to serve as a single integrated agreement, and contain the complete and entire agreement between the Parties as to the subject matter hereof and thereof, and replaces and supersedes any prior or contemporaneous communications, representations or agreements, whether oral or written, with respect to the subject matter of this Agreement and any Transaction Document. There are no oral agreements between the Parties. The Parties agree that this Agreement amends, restates and supersedes the Master Supply Agreement, dated as of February 28, 2012, by and between SunPower Philippines Manufacturing Ltd. (a subsidiary of Maxeon) and Seller.

完整性。本协议、其附表、附件，以及所有其他交易文件均构成各方意图的不可分割的整体协议，包含各方就本协议和其他文件涉及到的事项的完整和全部协议，并且取代和替代任何先前的或同时进行的与本协议和其他文件涉及到的事项有关的口头或书面沟通、表述和协议。各方无口头协议。各方同意本协议修改、重述并取代由 SunPower Philippines Manufacturing Ltd. (Maxeon 的子公司)和卖方于 2012 年 2 月 28 日签订的供应协议。

24.3. **Choice of Language**. This Agreement and all documentation, notices, judicial proceedings, and dispute resolution and arbitration entered into, given, instituted pursuant to, or relating to, this Agreement will be drawn up in the English and Chinese. In case of any conflict, the English language version of such documents shall prevail.

适用语言。本协议和依据本协议达成的，对本协议作出的或者与本协议有关的所有文件、通知、司法程序，以及争议解决和仲裁等均应用中文和英文起草。如有冲突，文件的英文版本优先。

24.4. **Construction**. This Agreement is the product of arms-length negotiations between Buyer and Seller. Both are sophisticated and of equal bargaining power. This Agreement will be construed as if jointly prepared and drafted by both Parties; under no circumstance will any provision hereof be construed for or against either Party due to that Party's actual role in the preparation or drafting of this Agreement. Headings and subheadings used in this Agreement are for reference purposes only and do not constitute any part of this

Agreement. All schedules, exhibits and Transaction Documents are incorporated into and made a part of this Agreement as if set forth in full herein. In the event of any conflict between this Agreement and the terms and conditions of any schedule, exhibit or Transaction Document, the terms and conditions of this Agreement will govern, unless explicitly stated otherwise by Buyer in such schedule, exhibit or Transaction Document.

解释。本协议是买卖双方公平谈判的成果。双方均经验丰富且具有同等的议价能力。本协议应被理解为由双方共同准备和起草的；由于双方在本协议准备和起草过程的实际角色，无论在何种情况下本协议的任何条款均不能理解为对任何一方有利或者不利。本协议之标题和副标题仅为参考之目的，非本协议的一部分。所有附表、附件和交易文件并入本协议并构成本协议的一部分，如同完整列明在本协议中。如本协议和任一附表、附件或者交易文件的条件和条款出现冲突，应适用本协议，买方在该等附表、附件或者交易文件中明确说明的除外。

24.5. **Counterparts**. This Agreement may be executed in two or more counterparts, and by the different Parties in separate counterparts, and delivered by facsimile or .pdf, each of which when executed will be deemed to be an original, but all of which taken together will constitute one and the same agreement.

副本。本协议可以两份或多份副本的形式签署，各方持不同副本，可以通过传真或电子文档（如 PDF）送达。签署时，每一份将被视为原件，但所有副本应共同构成同一份文件。

24.6. **Severability**. If any provision of this Agreement is found by a court with proper jurisdiction to be prohibited or unenforceable, it will not affect the validity of any remaining provision in this Agreement. The Parties will substitute any such provision with an enforceable provision that achieves, to the greatest extent possible, the economic objectives of the illegal, invalid or unenforceable provision.

可分割性。如果具有管辖权的法院认为本协议的任何条款是非法的或不可执行的，则不影响本协议其它条款的效力。各方将以尽可能实现不合法、无效或者不可执行条款经济目标的可执行的条款替代前述条款。

24.7. **Amendments**. This Agreement will not be modified, supplemented, qualified or interpreted by any trade usage or prior course of dealing not made a part of the Agreement by its express terms. Terms on either Party's standard forms will not modify or override the terms of this Agreement. All amendments to this Agreement must be in writing and manually signed by both Parties. The failure to refer to this Agreement in a related Purchase Order, invoice, or quotations exchanged by the Parties, for example, will not affect the governance of this Agreement.

修订。本协议不得被任何贸易惯例或者没有以本协议的明确条款确定为协议部分的先前交易过程修改、补充、限制或者解释。任何一方的标准模板条款不得修改或者优先于本协议条款。本协议所有修订均应以书面方式进行，并应由双方亲笔签字。各方交换的相关订单、付款通知或者报价等如未在本协议中提及不影响本协议的管辖权。

24.8. **Survival**. The terms and provisions of Sections 3.2, 4.4, 6.2, 6.7, 6.8, 9, 11, 13.1, 13.2, 14, 15, 17.1-17.6, 18.3, 19.1, 19.2, 20, 21.3, 21.4, 22 and 24, will survive and be enforceable through, including, and after the expiration or earlier termination of this Agreement.

存续 本协议下列条款和条件在本协议到期或者提前终止之前、之时，以及之后始终存续和可执行——第 3.2, 4.4, 6.2, 6.7, 6.8, 9, 11, 13.1, 13.2, 14, 15, 17.1-17.6, 18.3, 19.1, 19.2, 20, 21.3, 21.4, 22 以及 24 条。

24.9. **Assignment; Successors**. Except as provided herein, neither Party will assign this Agreement without the prior written consent of the other Party, and any purported assignment without such consent will be null and void. The rights and obligations of this Agreement will be binding upon and inure to the benefit of the Parties' permitted successors and assigns, including the representations and warranties set forth in this Agreement, which will inure to the benefit of the Buyer's successors and assigns.

转让，继受者。除非本协议另有规定，如无相对方事先书面同意，双方均不得转让本协议。如无前述同意，任何声称的转让均为无效。本协议的权利和义务应对各方同意的继承人和受让人具有约束

力且应符合其利益，包括本协议列明的陈述和保证，该等陈述和保证应该符合买方继承人和受让人的利益。

24.10. **No Third-party Beneficiaries**. This Agreement is made and entered into for the sole protection and benefit of the Parties, and their respective permitted successors and assigns, including Buyer's Contractors and its Affiliates, and no other person or entity will be a third-party beneficiary of, or have any direct or indirect cause of action or claim in connection with this Agreement.

无第三方受益人本协议仅为各方及其继承人和受让人（包括买方的承包商及关联方）之利益和保护订立和签署。其他自然人或实体不得成为第三方受益人，且没有任何直接或间接的与本协议有关的诉讼事由或者主张。

24.11. **Relationship**. Neither Party will act as an agent of the other, nor will it be entitled to enter into any agreements or incur any obligations on behalf of the other Party. No form of joint employer, joint venture, partnership, or similar relationship between the Parties is intended to be created by this Agreement.

关系。各方均不得代理其他方行为，并且无权代表其他方签署任何协议或者承担任何义务。本协议没有在各方之间创设共同雇主，合资企业，合伙企业或者其他类似关系的意图。

24.12. **Notices**. All notices, requests, claims, demands and other communications that either Party is required or may desire to give to the other Party under this Agreement, must be in writing and delivered to such Party at the applicable address, e-mail, or fax number listed below (together, "Notice"). Either Party may designate by Notice to the other Party any other address, e-mail, telephone number or fax number during the term of this Agreement. Notice must be delivered and will be "effective" as to receipt, as follows: (a) if sent by hand delivery or by e-mail, upon delivery; (b) if sent by mail or delivery service, upon the earlier of the date of receipt and five (5) Business Days after deposit in the mail with first class postage prepaid; and (c) if sent by telecopy or facsimile (with a written or electronic confirmation of delivery), upon receipt.

通知。本协议下规定的一方需要或希望给予另一方的任何通知、请求、要求，以及其他沟通，均应以书面形式并通过以下适用的地址、电子邮件或者传真号码方式传送给另一方（合称"通知"）。在本协议期限内，任一方可通过通知另一方的方式指定其他地址、电子邮件或者传真号码。通知应以下列方式送达并生效：(a) 在直接递交或者电子邮件传送的情形下，发出时生效；(b)在邮寄或者快递传送信件的情形下，生效时间为接收日和以预付邮费的头等邮件投邮后五个工作日中较早一个；以及（c）在传真传送的情形下（送达时有书面或者电子确认），接收时生效。

If to Buyer:

Buyer
c/o Maxeon Solar Technologies, Ltd.
Attn: Purchasing
8 Marina Boulevard #05-02, Marina Bay Financial Center 18981, Singapore

With a copy to:

Maxeon Solar Technologies, Ltd.
Attn: General Counsel
e-mail: LegalNotice@maxeon.com

If to Seller:

____
____
____
____
Telephone: ________________
Facsimile: __________________

致买方:

买方
c/o Maxeon Solar Technologies, Ltd.
收件人: Purchasing
地址：邮区 018981 滨海湾金融中心滨海大道 8 号#05-02

抄送:

Maxeon Solar Technologies, Ltd.

收件人: 总法务顾问
电子邮件: LegalNotice@maxeon.com

致卖方:

____
____
____
____
电话: ______________
传真: ________________

24.13. **Choice of Law; Dispute Resolution.**

适用法律；争议解决

a. This Agreement will be governed by, subject to, and construed in accordance with the laws of the PRC, without regard to rules of conflicts of laws.

本协议应由中国法律（其冲突法规除外）管辖、受其限制和由其解释。

b. The Parties exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods (CISG).

双方声明《联合国国际货物销售合同公约》（简称为 CISG）不适用于本协议。

c. The Parties will use reasonable efforts to resolve any dispute arising out of the Agreement or any of the other Transaction Documents through a meeting of appropriate managers from each Party. If they are unable to resolve the dispute within five (5) calendar days, either Party may escalate the dispute to its executives. If an executive level meeting fails to resolve the dispute within fifteen (15) calendar days after escalation, either Party may refer the dispute to binding arbitration by the Singapore International Arbitration Centre ("SIAC") under its rules of arbitration in force when the arbitration is initiated. The arbitration award is final and binding to all Parties. The arbitration proceedings shall be conducted in English. The place of arbitration shall be Singapore.

各方应尽合理努力通过由每方适当经理会议的方式解决任何由本协议或者任何其他交易文件产生的争议。如在五（5）个自然日内不能解决争议，任一方可将争议提交给其主管。如果主管层面会议无法在提交争议后十五（15）个自然日内解决争议，任一方可将该争议提交新加坡国际仲裁中心（简称"SIAC"）按照其在仲裁开始时有效的仲裁规则处理。仲裁裁决是终局的，对各方均有约束力。仲裁程序应使用英文。仲裁地为新加坡。

d. Pending resolution of any dispute, Seller will continue to develop, fabricate, or have fabricated, and deliver Products under the terms of this Agreement, as directed by Buyer.

在任何争议解决之前，卖方应继续依买方指示根据本协议条款开发、制造或制成，并交付产品。

e. Neither Party's rights under Sections 19, 20 or 21 will be limited by this Section 24.13.

任一方在第 19、20 或 21 条项下的权利均不为本款（即第 24.13 条）所限制。

24.14. **Attorneys' Fees and Expenses**. If there is any Action between the Parties to enforce any provision of this Agreement or any of the other Transaction Documents, or to protect or establish any right or remedy of any of the Parties thereunder, including bankruptcy, appellate and enforcement proceedings, the unsuccessful Party to the action or proceeding will pay to the prevailing Party all costs and expenses, including reasonable attorney's fees incurred by the prevailing Party in such action or proceeding, and if the prevailing Party recovers a judgment in any such action, proceeding or appeal, its costs, expenses and attorney's fees will be determined by the arbitration panel administering the Action and will be included in and as a part of its judgment.

律师费和开支。如果由于各方之间的诉讼需要执行本协议或任何其他交易文件的任何条款，或者需要保护或者设立上述文件各方的任何权利或救济（包括破产、上诉或执行程序），诉讼和程序的败诉方应支付胜诉方所有成本和开支，包括胜诉方在该等诉讼或程序产生的合理律师费，并且如果胜诉方于诉讼、程序或上诉中获得有利判决，其成本、开支和律师费应由参与诉讼的法院或者仲裁庭决定，并应包含于并成为判决的一部分。

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their duly authorized representatives as of the Effective Date, and the Parties hereby agree to the above terms and conditions of this Agreement and intend to be legally bound thereby.

本协议各方授权代表已于生效日正式签署本协议,各方特此同意本协议以上条款和条件并愿接受由此产生的法律约束，以昭信守。

Maxeon	MAXEON SOLAR PTE. LTD.	SELLER	
By:	[signature]	By:	
Name:	Dr M. Sickmoeller	Name:	
Title:	COO	Title:	

24.14. **Attorneys' Fees and Expenses**. If there is any Action between the Parties to enforce any provision of this Agreement or any of the other Transaction Documents, or to protect or establish any right or remedy of any of the Parties thereunder, including bankruptcy, appellate and enforcement proceedings, the unsuccessful Party to the action or proceeding will pay to the prevailing Party all costs and expenses, including reasonable attorney's fees incurred by the prevailing Party in such action or proceeding, and if the prevailing Party recovers a judgment in any such action, proceeding or appeal, its costs, expenses and attorney's fees will be determined by the arbitration panel administering the Action and will be included in and as a part of its judgment.

律师费和开支。如果由于各方之间的诉讼需要执行本协议或任何其他交易文件的任何条款，或者需要保护或者设立上述文件各方的任何权利或救济（包括破产、上诉或执行程序），诉讼和程序的败诉方应支付胜诉方所有成本和开支，包括胜诉方在该等诉讼或程序产生的合理律师费，并且如果胜诉方于诉讼、程序或上诉中获得有利判决，其成本、开支和律师费应由参与诉讼的法院或者仲裁庭决定，并应包含于并成为判决的一部分。

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their duly authorized representatives as of the Effective Date, and the Parties hereby agree to the above terms and conditions of this Agreement and intend to be legally bound thereby.

本协议各方授权代表已于生效日正式签署本协议,各方特此同意本协议以上条款和条件并愿接受由此产生的法律约束，以昭信守。

Maxeon		SELLER	
By:		By:	
Name:		Name:	zhanghaipeng
Title:		Title:	

Attachments to Master Supply Agreement

供应主协议附件

Schedule 1 **附表一**	**Definitions** **定义**	**Mandatory** **强制性**
Exhibit A **附件 A**	**Product Specifications** **产品规格**	**Mandatory** **强制性**
Exhibit B **附件 B**	**Non-Disclosure Agreement** **保密协议**	**Mandatory** **强制性**
Exhibit C **附件 C**	**Quality Process & Procedures** **质量工艺和流程**	**Mandatory** **强制性**
Exhibit D **附件 D**	**Form of Purchase Order** **订单格式**	**Mandatory** **强制性**
Exhibit E **附件 E**	**Acknowledge and Acceptance Letter** **知情同意书**	**Mandatory** **强制性**